
10030558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

Charlestown (City) RI (State) 02813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Scribner (401) 364-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Ste. 400 (Address) Warwick (City) RI (State) 02888 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public MCE: 12/27/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- * [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)(2)(ii)

Gramercy Securities, Inc.

Financial Statements

For the Year Ended
March 31, 2010

Table of Contents



Muto, Vollucci & Co., Ltd.

Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

Independent Auditors' Report

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

We have audited the accompanying balance sheet of Gramercy Securities, Inc. as of March 31, 2010 and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gramercy Securities, Inc. at March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



MUTO, VOLLUCCI & CO., LTD.

May 13, 2010

Gramercy Securities, Inc.
Balance Sheet
March 31, 2010

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 60,106	$	$ 60,106
Amounts receivable	90,631	7,270	97,901
Prepaid corporate taxes		2,120	2,120
Deferred tax asset (Note 2)		4,400	4,400
Total current assets	150,737	13,790	164,527
Property and equipment, net (Note 3)		89	89
Total assets	$150,737	$13,879	$164,616

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Amounts payable	$107,554	$	$107,554
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400		11,400
Additional paid-in-capital	1,114		1,114
Retained earnings	30,669	13,879	44,548
Total stockholder's equity	43,183	13,879	57,062
Total liabilities and stockholder's equity	$150,737	$13,879	$164,616

See independent auditors' report
and accompanying notes.

Gramercy Securities, Inc.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2010

Commissions revenue	$1,424,321
Expenses:	
Agent commissions	1,318,135
Auto expense	647
Officer commissions	17,680
Charitable contributions	350
Clearing fees	3,216
Compliance	4,109
Communications	2,523
Depreciation	417
Insurance	3,002
Licenses, registrations and regulatory fees	9,095
Office expenses	1,222
Officer compensation	33,000
Outside services	1,255
Overnight delivery charges	1,599
Payroll taxes	19,806
Professional fees	8,201
Rent	4,950
Total expenses	1,429,207
Loss before taxes	(4,886)
Corporate taxes (Note 4)	3,100
Net loss	(1,786)
Retained earnings, beginning of the year	46,334
Retained earnings, end of the year	$ 44,548

See independent auditors' report
and accompanying notes.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2010

Cash flows from operating activities:	
Net loss	$ (1,786)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	417
Deferred income taxes	(4,400)
Increase (decrease) in cash from changes in assets and liabilities:	
Amounts receivable	(27,129)
Amounts payable	34,037
Total adjustments	2,925
Decrease in cash used by operating activities	1,139
Cash, beginning of the year	58,967
Cash, end of the year	$60,106

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Income taxes	$800

See independent auditors' report
and accompanying notes.

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has branch offices in San Juan Capistrano, California and Dana Point, California and an office of supervisory jurisdiction in Amarillo, Texas. In total there are seven registered representatives. The Company limits its operations as described in SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Gramercy Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Amounts Receivable

Management does not record an allowance for doubtful collections because of favorable historical performance and the nature of the receivable obligations.

Revenue Recognition

Commission income from securities transactions is recorded on a trade date basis, or when earned.

Depreciation

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of 5 years. For federal income tax purposes, depreciation is computed using accelerated methods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the Accounting for Income Taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2010:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,491
	$ 89

4. Corporate Taxes

The Company was not liable for any federal income taxes due to the net loss incurred during the fiscal year ended March 31, 2010. For state purposes, the Company was liable for minimum state filing fees totaling $1,300.

At March 31, 2010 the current and long-term portion of the deferred tax asset consisted of the following tax effects of temporary differences:

	Current	Non-Current
Net operating loss carryforward	$4,400	

See independent auditors' report.

4. Corporate Taxes (continued)

The components of the deferred tax asset included the following at March 31, 2010:

Deferred:	
Federal	$3,050
State	1,350
	$4,400

The Company expects that the entire net operating loss (NOL) will be fully utilized in the year ending March 31, 2011. It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

	Amount	Expiration Date
Year Ended:		
March 31, 2009	$14,477	March 31, 2024
March 31, 2010	5,836	March 31, 2025
	$20,313	

The provision for income taxes consists of the following for the year ended March 31, 2010:

Current	$ 1,300
Deferred tax benefit	(4,400)
	$(3,100)

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2010, the Company had a net capital of $43,183, which was $36,013 in excess of its required minimum net capital. At March 31, 2010, the Company's aggregate indebtedness to net capital ratio was 2.49 to 1.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

See independent auditors' report.

6. Commitment, Contingency and Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB Interpretation No. 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, which has been codified into FASB ASC 740. The interpretation requires the Company to internally monitor its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The 2008 and 2009 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

8. Subsequent Events

The Company has evaluated subsequent events through May 13, 2010, which is the date the financial statements were available to be issued.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

We have audited the accompanying financial statements of Gramercy Securities, Inc. as of and for the year ended March 31, 2010, and have issued our report thereon dated May 13, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying (additional information) computations of net capital, basic net capital requirement and aggregate indebtedness of Gramercy Securities, Inc. as of March 31, 2010 included in the accompanying prescribed form is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



MUTO, VOLLUCCI & CO., LTD.

May 13, 2010

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			57,062 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			57,062 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			57,062 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)		13,879 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-13,879 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			43,183 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment			

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at March 31, 2010.

securities:

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	[3734]	
D. Undue Concentration	[3650]	
E. Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	[3736]	0 [3740]
10. Net Capital		43,183 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	7,170 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	7,170 [3760]
14. Excess net capital (line 10 less 13)	36,013 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	32,428 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		107,554 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing as of March 31, 2010.

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	[3820]	[3830]

19. Total aggregate indebtedness	107,554 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 249 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at March 31, 2010.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

In planning and performing our audit of the financial statements of Gramercy Securities, Inc. as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MUTO, VOLLUCCI & CO., LTD.

May 13, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed in the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Gramercy Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gramercy Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gramercy Securities, Inc.'s management is responsible for the Gramercy Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended March 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



MUTO, VOLLUCCI & CO., LTD.

May 13, 2010

Muto, Vollucci & Co., Ltd.
Certified Public Accountants
Warwick, Rhode Island